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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No.   )1

D.R. Horton, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

23331A 10 9
(CUSIP Number)

Schuler Homes, Inc.
400 Continental Blvd.
Suite 100
El Segundo, California 90245

with a copy to

Gibson, Dunn & Crutcher, LLP
2029 Century Park East Suite 4000
Los Angeles, California 90067
 Attention: Robert K. Montgomery, Esq.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2001
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  / /

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. (Continued on following pages)

1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (02-06-98)

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 23331A 10 9	13D	Page 2 of 8 Pages

(1)	NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Schuler Homes, Inc. 99-0351900

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/ /
		(b)	/ /

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
/ /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER -0-

		(8)	SHARED VOTING POWER 12,271,993(1)

		(9)	SOLE DISPOSITIVE POWER -0-

		(10)	SHARED DISPOSITIVE POWER -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,271,993(1)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
/ /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

(14)	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)
Schuler Homes, Inc. has entered into a Voting Agreement, dated as of October 22, 2001, with certain stockholders of D.R. Horton, Inc., pursuant to which such stockholders have agreed to vote their shares of Common Stock of D.R. Horton, Inc. in favor of a proposal to approve and adopt the Merger Agreement (as defined below). Schuler Homes, Inc. does not have any rights as a stockholder of D.R. Horton, Inc. pursuant to such Voting Agreement. Accordingly, Schuler Homes, Inc. expressly disclaims beneficial ownership of all shares subject to such Voting Agreement.

CUSIP No. 23331A 10 9	13D	Page 3 of 8 Pages

    This Schedule 13D is filed by Schuler Homes, Inc. ("Schuler Homes" or the "Reporting Person") to report the Reporting Person's agreement with certain stockholders of D.R. Horton, Inc. (collectively, the "Horton Stockholders"), pursuant to which the Horton Stockholders have agreed to vote their shares of common stock of D.R. Horton, Inc. ("D.R. Horton") described herein in favor of the proposed merger of Schuler Homes with and into D.R. Horton (the "Merger").

Item 1.  Security and Issuer.

  (a)
  Name of Issuer: D.R. Horton, Inc.

  (b)
  Title of Class of Securities: Common Stock

  (c)
  Address of Issuer's Principal Executive Offices: 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006

Item 2.  Identity and Background.

    This Schedule 13D is filed by Schuler Homes, Inc., a Delaware corporation ("Schuler Homes"). The address of the principal executive office of Schuler Homes is 400 Continental Boulevard, Suite 100, El Segundo, California 90245. Schuler Homes, Inc. is a national homebuilder engaged in constructing and selling single-family homes.

    To the best of Schuler Homes' knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Schuler Homes, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

    During the last five years, neither Schuler Homes nor, except as provided in Schedule I hereto, to the best knowledge of Schuler Homes, any of the executive officers or directors of Schuler Homes listed in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

    On October 22, 2001, Schuler Homes entered into a Voting Agreement, dated as of October 22, 2001 (the "Voting Agreement") with certain stockholders of D.R. Horton No funds or consideration were involved in the Voting Agreement, except that the Voting Agreement was a condition for Schuler Homes to enter into the Merger Agreement (defined below).

    On October 22, 2001, D.R. Horton and Schuler Homes entered into an Agreement and Plan of Merger, dated as of October 22, 2001 (the "Merger Agreement"), pursuant to which, assuming the satisfaction or waiver of conditions to closing set forth therein, D.R. Horton will acquire Schuler Homes by means of a merger of Schuler Homes with and into D.R. Horton (the "Merger"), with D.R. Horton as the surviving corporation. Under the Merger Agreement, subject to the adjustments, elections and limitations described in the Merger Agreement, if the Merger is completed, each share of Schuler Homes' Class A and Class B common stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive a combination of cash and D.R. Horton's common stock or, at such stockholder's election and subject to the limitations and prorations stated in the Merger Agreement, cash or shares of D.R. Horton's common stock. In the Merger, Schuler Homes' stockholders will be entitled to receive $4.09 in cash plus a fraction of a share of D.R. Horton common stock equal to an exchange ratio based on the average price of D.R. Horton common stock. The aggregate amount of cash consideration is currently estimated to be approximately $166,321,000.

    The foregoing descriptions of the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, each of which have been filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 4.  Purpose of Transaction.

    The information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated by reference.

    The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement. In order to approve and adopt the Merger Agreement, the affirmative vote of the holders of a majority of the outstanding shares of common stock of D.R. Horton is required. Under the Voting Agreement, certain stockholders of D.R. Horton (the "Horton Stockholders") agreed to vote their Subject Shares in favor the Merger and the Merger Agreement and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of D.R. Horton under the Merger Agreement and against certain other proposals. Further, under the Voting Agreement, during the term of the Voting Agreement, the Horton Stockholders may not transfer, sell, assign, gift, pledge, hypothecate or dispose, whether directly or indirectly by contribution, distribution, dissolution or otherwise, any of the shares of D.R. Horton common stock subject to the Voting Agreement, except that the Horton Stockholders would be permitted to transfer shares of common stock to other Horton Stockholders who are subject to the Voting Agreement. The Voting Agreement provides that it will terminate on the earlier of (a) the effective time of the Merger, (b) termination of the Merger Agreement according to its terms or (c) the written mutual consent of the parties thereto.

    Upon consummation of the Merger, (a) the certificate of incorporation and the bylaws of the D.R. Horton will be the certificate of incorporation and bylaws of the surviving corporation, (b) the directors of D.R. Horton will be the directors of the surviving corporation and (c) the officers of D.R. Horton will be the officers of the surviving corporation. The Merger Agreement provides that D.R. Horton will use its best efforts to elect Mr. Schuler, current Co-Chairman of the Board, President and Chief Executive Officer of Schuler Homes, to the board of directors and, contemporaneous with the signing of the Merger Agreement, D.R. Horton entered into agreements with Mr. Schuler and Craig A. Manchester, Executive Vice President and Chief Operating Officer of Schuler Homes, providing that, upon consummation of the Merger, Mr. Schuler will become a Senior Vice President of D.R. Horton and President of its Schuler Homes region and Mr. Manchester will become a Vice President of D.R. Horton and Chief Operating Officer of its Schuler Homes region.

    Schuler Homes does not have any right to dispose of (or the direct the disposition of) the shares of D.R. Horton common stock subject to the Voting Agreement. Accordingly, Schuler Homes expressly disclaims beneficial ownership of all such shares.

    The foregoing description of the Voting Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 5.  Interest In Securities Of The Issuer.

    The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference.

    The aggregate number of shares of D.R. Horton common stock covered by the Voting Agreement is 12,271,993, representing approximately 16.0% of the shares of D.R. Horton common stock outstanding as of October 22, 2001, based on the representations of D.R. Horton contained in the Merger Agreement. The names and business addresses of the parties to the Voting Agreement and the number of outstanding shares of D.R. Horton common stock held by each such party (beneficially and of record) and subject to the Voting Agreement are also set forth on Schedule I thereto and are incorporated herein by reference. To the best of Schuler Homes' knowledge, during the last five years, none of the parties to the Voting Agreement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, subjected D.R. Horton to a judgment, decree or final order enjoining D.R. Horton from future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

    By virtue of the Voting Agreement Schuler Homes may be deemed to share with the Horton Stockholders the power to vote, and to have the power to restrict the Horton Stockholders' disposition of, the shares of D.R. Horton common stock subject to the Voting Agreement. Schuler Homes, however, is not entitled to any other rights as a stockholder of D.R. Horton as to the shares of D.R. Horton common stock covered by the Voting Agreement and expressly disclaims any beneficial ownership of the shares of D.R. Horton common stock subject to the Voting Agreement.

    Other than as set forth in this Schedule 13D, to the best knowledge of Schuler Homes, as of the date hereof, (i) neither Schuler Homes nor any subsidiary or affiliate of Schuler Homes nor any of Schuler Homes' executive officers or directors, beneficially owns any shares of D.R. Horton common stock and (ii) there have been no transactions in the shares of D.R. Horton common stock effected during the past 60 days by Schuler Homes, nor to the best of Schuler Homes' knowledge, by any subsidiary or affiliate of Schuler Homes or any of Schuler Homes' executive officers or directors.

    References to the Voting Agreement are qualified in its entirety by reference to such agreement, which has been filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

    Except as described elsewhere in this Schedule 13D, Schuler Homes has no other contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of D.R. Horton, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of October 22, 2001, between D.R. Horton, Inc. and Schuler Homes, Inc. (incorporated by reference from Exhibit 2.1 to Schuler Homes' Current Report on Form 8-K, dated as of October 22, 2001, filed with the Commission on October 24, 2001).
Exhibit 2	Voting Agreement, dated as of October 22, 2001, among the Reporting Person and certain stockholders of D.R. Horton who are signatories thereto.

SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2001	SCHULER HOMES, INC.
	By:	/s/ THOMAS CONNELLY Name: Thomas Connelly Title: Senior Vice President and Chief Financial Officer

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS
OF SCHULER HOMES, INC.

    The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Schuler Homes, Inc.. Each such person is a U.S. citizen and the business address of each such person is 400 Continental Boulevard, Suite 100, El Segundo, California 90245.

Name and Title	Present Principal Occupation
James K. Schuler Co-Chairman of the Board, President and Chief Executive Officer	Co-Chairman of the Board, President and Chief Executive Officer of Schuler Homes, Inc.
Eugene S. Rosenfeld Co-Chairman of the Board	Co-Chairman of the Board of Schuler Homes, Inc. and Managing Partner of Highridge Partners, L.P.
Craig A. Manchester Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of Schuler Homes, Inc.
Thomas Connelly Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Schuler Homes, Inc.
C. Evan Knapp Senior Vice President—California Homebuilding Operations	Senior Vice President—California Homebuilding Operations Schuler Homes, Inc.
Douglas Tonokawa Vice President of Finance and Chief Accounting Officer	Vice President of Finance and Chief Accounting Officer, Schuler Homes, Inc.
Kevin Conklin Vice President of Finance	Vice President of Finance of Schuler Homes, Inc.
Lisa Frazier Vice President and Financial Controller	Vice President and Financial Controller
Pamela S. Jones Director	On leave of absence from Schuler Homes, Inc.
Thomas A. Bevilacqua Director	Chief Strategic Investment Officer of E*Trade Group, Inc.
Martin T. Hart Director	Mr. Hart is a private investor who has owned and managed a number of companies
Ricardo Koenigsberger Director	Partner of Apollo Real Estate Advisors, L.P.
Lee Neibart Director	Partner of Apollo Real Estate Advisors, L.P.
Arnold Rosenstein Director	Chairman of the Board of Directors of Meadowbrook Golf Group, Inc.
David M. Traversi Director	President and Chief Executive Officer and a director of PRE Solutions, Inc. and a Managing Director of 2020 Growth Partners, LLC.
Raymond Wirta Director	Chief Executive Officer and Director of CB Richard Ellis Services Inc.

EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger, dated as of October 22, 2001, between D.R. Horton, Inc. and Schuler Homes, Inc. (incorporated by reference from Exhibit 2.1 to Schuler Homes' Current Report on Form 8-K, dated as of October 22, 2001, filed with the Commission on October 24, 2001).
Exhibit 2	Voting Agreement, dated as of October 22, 2001, among the Reporting Person and certain stockholders of D.R. Horton who are signatories thereto.

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SCHEDULE 13D (Rule 13d-101)
Item 1. Security and Issuer.
Item 2. Identity and Background.
Item 3. Source and Amount of Funds or Other Consideration.
Item 4. Purpose of Transaction.
Item 5. Interest In Securities Of The Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.
Item 7. Materials to be Filed as Exhibits.
SIGNATURE
SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF SCHULER HOMES, INC.
EXHIBIT INDEX